Exhibit 12

                           THE NEW YORK TIMES COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES

                                   (UNAUDITED)

                                                                                         Years Ended
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                                                            December 31,   December 26,  December 27,   December 28,   December 29,
(In thousands, except ratio)                                        2000           1999          1998           1997           1996
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
Earnings from continuing operations before
   fixed charges

Income before income taxes, income from joint ventures and
   an extraordinary item(1)(2)                                  $657,172       $520,564      $484,506       $423,375       $179,686
Less gain on dispositions of assets and other - net              (85,349)            --       (18,452)       (20,388)       (42,836)
Distributed earnings from less than fifty percent owned
   affiliates                                                     19,375         13,061        18,192         14,982         16,957
Less pre-tax preferred stock dividends                                --             --            --           (129)          (174)
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Adjusted pre-tax earnings from continuing operations             591,198        533,625       484,246        417,840        153,633
Fixed charges less capitalized interest                           81,016         63,448        56,594         55,304         40,821
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Earnings from continuing operations before fixed charges        $672,214       $597,073      $540,840       $473,144       $194,454
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Fixed charges
Interest expense, net of capitalized interest                   $ 68,566       $ 52,503      $ 46,927       $ 45,039       $ 30,759
Capitalized interest                                                  --             --           173          5,394         19,574
Less pre-tax preferred stock dividends                                --             --            --            129            174
Portion of rentals representative of interest factor              12,450         10,945         9,667         10,136          9,888
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Total fixed charges                                             $ 81,016       $ 63,448      $ 56,767       $ 60,698       $ 60,395
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Ratio of earnings to fixed charges                                  8.30           9.41          9.53           7.80           3.22
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

(1) 1998 excludes a $13.7 million pre-tax extraordinary item resulting from the early extinguishment of certain long term debt (see Note 6 of the Notes to the Consolidated Financial Statements).

(2) 1996 includes a $126.8 million pre-tax noncash accounting charge related to SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.